United States Securities and Exchange Commission
Washington, DC 20549

Notice of Exempt Solicitation

1.	Name of Registrant:

MONDELEZ INTERNATIONAL, INC.

2.	Name of person relying on exemption:

THE ACCOUNTABILITY BOARD, INC.

3.	Address of person relying on exemption:

401 Edgewater Pl #600, Wakefield, MA 01880

4.	Written materials:

The attached written materials are submitted pursuant to a voluntary application of Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made in the interest of public disclosure and consideration of these important issues.

May 1, 2023

Dear fellow shareholders,

This filing responds to an additional proxy solicitation filed by Mondelez (MDLZ) on April 21, 2023.

Here’s the background:

•	April 6: MDLZ filed its definitive proxy statement, including a proposal from Green Century Capital Management calling on the company to disclose further details about how it will meet one of its ESG goals (it’s commitment to source 100% cage-free eggs globally by 2025). The proxy also includes MDLZ’s statement opposing that proposal.
•	April 6: The same day, The Accountability Board, Inc. filed an exempt solicitation with MDLZ outlining our response to the company’s opposition statement and reasons why we will be voting FOR the proposal.
•	April 7: The proponent filed an exempt solicitation providing more details about its proposal.
•	April 21: MDLZ filed an additional proxy solicitation (DEFA14A) with further reasons why the company encourages shareholders to vote against the proposal.

The company’s April 21 solicitation contains, in our view, deceptive statements about Green Century’s proposal. Specifically, the company now claims that “eggs are not material to our product portfolio” – which misleadingly employs economic assessments to downplay the significance of its sustainability commitments.

But the focus of the proposal is values, not economics. The materiality of the company’s volume of egg use (in relation to other ingredients) isn’t the issue; rather, it is the animal welfare impact of its actions in sourcing those eggs that the proposal seeks to advance. And whether Mondelez lives its professed sustainability values is highly material.

Indeed, the company’s own pledges and communications demonstrate this fact many times over.

In January 2015, MDLZ issued a press release (and has continued publicizing it on the company’s website since then), titled “Mondelez International to Source 100% Cage-Free Eggs in North America by 2020.”1 Also, the company has touted this commitment in various ESG reports for many years.

And far from its downplaying the significance of its cage-free pledge, Mondelez has an entire webpage titled “Laying Hens Welfare Approach” which declares, “Eggs and egg derivatives are used as ingredients in a range of our chocolate and biscuit brands as well as in our Miracle Whip dressing in Europe.”2

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1 https://ir.mondelezinternational.com/news-releases/news-release-details/mondelez-international-source-100-cage-free-eggs-north-america

2 https://www.mondelezinternational.com/Snacking-Made-Right/ESG-Topics/Laying-Hens-Animal-Welfare-Approach

It strikes us as rather suspect for a company to establish and tout a values-based ESG goal around its sourcing of a specific ingredient for more than half a decade and then, when challenged to provide further details about its work meeting that goal, downplay the importance of the commitment by describing the impacted ingredient as immaterial to the company’s overall product portfolio.

Why would a company establish and promote an ESG goal at all (and devote resources to meeting it over many years) for an ingredient that is immaterial to its operations?

The answer, of course, is that it wouldn’t make such a commitment for an immaterial ingredient, but it would do so for the fundamental, material impacts to Mondelez that turn on its ESG policies and practices, including animal welfare.

Consider the company’s latest 10-K report:

“Increased government intervention and consumer or activist responses caused by increased focus on climate change, deforestation, water, plastic waste, animal welfare and human rights concerns and other risks associated with the global food system could adversely affect our or our suppliers’ reputation and business and our ability to procure the materials we need to operate our business.”3 [Emphasis added.]

Mondelez’ cage-free commitment is a reflection of its animal welfare policies and practices, not a matter of ingredient choices. And Mondelez itself identifies animal welfare as a material risk—one which is directly impacted by the company’s egg-sourcing commitments.

Returning again to the company’s latest 10-K report, it says:

“During 2022, we continued to operate under our strategy to drive long-term growth by focusing on four strategic priorities: accelerating consumer-centric growth, driving operational excellence, creating a winning growth culture and scaling sustainable snacking. If our strategy is not effective, we fail to achieve our goals and objectives or identify or prioritize the areas most important to achieving our goals…it could materially and adversely affect our financial condition[.]” [Emphasis added.]

In addition to being an animal welfare goal, MDLZ has also identified its cage-free goal as one of its “sustainable snacking” goals. In fact, the company’s latest ESG report lists its cage-free egg goal as one of only five ingredient-specific “Sustainable Snacking” goals (along with goals for sourcing cocoa, wheat, palm oil and dairy). 4

And in its 10-K, the company rightly acknowledges that a failure to achieve its sustainability goals may materially impact its financial condition.

Thus, we believe it is indefensible for MDLZ to minimize the scrutiny over its cage-free egg promises by claiming that the eggs themselves are not material to the company’s product portfolio. The company has identified cage-free egg procurement as an animal welfare issue and a sustainability goal – both of which it explicitly says can materially impact the company.

We urge you to approach the company’s claims about its cage-free egg commitment with caution.

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3 https://ir.mondelezinternational.com/static-files/d414de93-1ae9-418a-a78e-33d62b198689

4 https://www.mondelezinternational.com/-/media/Mondelez/Snacking-Made-Right/SMR-Report/2021/2021-MDLZ-Snacking-Made-Right-ESG-Report.pdf

As addressed in our April 6 exempt solicitation filing, the company’s opposition statement includes claims which are contradicted elsewhere (e.g., that it’s opposed to disclosing interim benchmarks toward long-term goals). And now, its April 21 solicitation employs word play to diminish the significance of its long-promoted cage-free promises.

Plus, as also addressed in our April 6 filing, MDLZ apparently already has established interim benchmarks for its cage-free egg goal, so all else aside, it is reasonable—and responsible—for the company to simply disclose what those benchmarks are.

For these reasons, we still encourage the passage of Green Century’s proposal. Thank you.

Note: We’re not asking for and can’t accept your proxy card. Please vote FOR the shareholder proposal on the proxy received from the management, following the instructions enclosed with the proxy as to how to cast your ballot.